Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Resources Ltd. (the “Company” or “Entrée”)
Suite 1650 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Item 2.	Date of Material Change

April 12, 2022

Item 3.	News Release

The News Release dated April 12, 2022 (the “News Release”) was disseminated via Cision Ltd. to the Canadian and U.S. Investor Network.

Item 4.	Summary of Material Change

On April 12, 2022, the Company announced the appointment of Allan Moss to the Company’s Board of Directors (the “Board”) effective immediately.

Item 5.	Full Description of Material Change

5.1       Full Description of Material Change

On April 12, 2022, the Company announced the appointment of Allan Moss to the Company’s Board effective immediately.

Mr. Moss has more than 40 years global experience in technical aspects of mining, the last 20 years of which has been focused on block caving. He is currently President of Sonal Mining Technology Inc. (“Sonal”), a company providing technical advice to the caving industry. Mr. Moss currently acts as an independent technical advisor to several companies involved in caving, including Newcrest Mining and Freeport McMoRan.

Mark Bailey, Non-Executive Chair of the Board commented, “We are very pleased to welcome Allan Moss to the Entrée Board. Allan is a mining engineer with decades of industry experience and deep block cave expertise working on world class projects. First development production from the Entrée/Oyu Tolgoi joint venture licences is currently expected in H2 2023, which is rapidly approaching. The Panel 1 design optimization study, which will include the Hugo North Extension deposit on the Entrée/Oyu Tolgoi joint venture licences, is scheduled for completion in H1 2023 and our joint venture partner is working hard to minimize delays to Panel 1 arising from the impacts of COVID-19, among other things. Having Allan’s expertise on the Board will improve Entree’s ability to closely monitor progress and support our efforts to keep stakeholders fully informed.”

Prior to Sonal, Mr. Moss held a range of senior technical management and advisory positions with the Rio Tinto Copper group with a focus on underground mining. Mr. Moss is a Chartered Engineer (UK), a registered Eur. Ing (EU) and an adjunct professor at the University of British Columbia teaching caving practices.

This Material Change Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; timing and status of Oyu Tolgoi underground development; the Panel 1 design optimization study and the possible outcomes, content and timing thereof; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the expected timing of first development production from the Entrée/Oyu Tolgoi joint venture property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC (“OTLLC”), Rio Tinto and Turquoise Hill Resources; and the Company’s ability to operate sustainably, its community relations and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Turquoise Hill Resources and Rio Tinto and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi following the implementation of the comprehensive agreement with the Government of Mongolia along with the implementation of Resolution 103; the continuation of Panel 0 undercutting in accordance with the mine plan and design; actual timing of first sustainable production from Panel 0 as well as the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project; liquidity, Oyu Tolgoi project funding sources and Oyu Tolgoi project funding requirements; the implementation and successful execution of the funding plan between Turquoise Hill Resources and Rio Tinto to address Turquoise Hill Resources’ estimated incremental funding requirements to complete the Oyu Tolgoi project and potential delays in the ability of Turquoise Hill Resources or OTLLC to proceed with the funding elements contemplated by the funding plan; the timing and cost of the construction and expansion of mining and processing facilities; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill Resources or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2021, dated March 25, 2022 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

5.2       Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Susan McLeod, Vice President, Legal Affairs
604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 12th day of April, 2022.

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